Mail Stop 6010

September 24, 2007

Mr. Forbes I. J. Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716

      Re: Jabil Circuit, Inc.
             Form 10-K for the year ended August 31, 2006
             Filed May 15, 2007
             File No. 001-14063

Dear Mr. Alexander:

      We have reviewed your response filed September 13, 2007 and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comment, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Three and Nine-Months Ended May 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 33

1.   Please refer to prior comment 10. We believe that charges relating to activities for which the revenues and expenses have historically been included in operating income should generally be classified as an operating activity. Since the operations of the manufacturing facility were part of your operations, we continue to believe that you should revise future filings to reclassify the payment of the costs by the seller within operating income. If you do not agree, please tell in detail the basis for your conclusion. Refer to the guidance in SAB Topic 5.P.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3554 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief